SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30346; 812-13486]

Exchange Traded Spreads Trust, et al.; Notice of Application

January 9, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act.

Applicants: ETSpreads, LLC ("Adviser"), Exchange Traded Spreads Trust ("Trust"), and ALPS Distributors, Inc. ("Distributor").

Summary of Application: Applicants request an order that permits: (a) actively-managed series of the Trust to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

Filing Dates: The application was filed on January 30, 2008, and amended on July 30, 2008, April 28, 2011, December 18, 2012, and January 9, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by writing

to the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

February 4, 2013, and should be accompanied by proof of service on applicants, in the form

of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the

nature of the writer's interest, the reason for the request, and the issues contested. Persons

who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, Stephen C. Rogers, ETSpreads, LLC, 44

Montgomery Street, Suite 2100, San Francisco, CA 94104.

For Further Information Contact: David J. Marcinkus, Attorney-Advisor, at (202) 551-6882

or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company

under the Act and is organized as a Delaware statutory trust. The Trust will initially offer

four series, ETSpreads High Yield Tighten Fund, ETSpreads High Yield Widen Fund,

ETSpreads High Yield Investment Grade Tighten Fund, and ETSpreads High Yield Investment Grade Widen Fund (together, the "Initial Funds"). The investment objective of each Initial Fund will be to seek capital appreciation.

2. The Adviser, a California limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), and will serve as investment adviser to the Initial Funds. A Fund may engage one or more sub-advisers ("Sub-Advisers") to manage specific strategies suited to their expertise. Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act. The Distributor, a Delaware corporation, is registered as a broker-dealer ("Broker) under the Securities Exchange Act of 1934 ("Exchange Act") and will serve as the principal underwriter and distributor for each of the Funds.

3. Applicants request that the order apply to the Initial Funds, any future series of the Trust and to any other open-end investment company or series thereof that is an actively managed exchange-traded fund ("ETF") and (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser[1] and (b) complies with the terms and conditions of the application (collectively, "Future Funds," and together with the Initial Funds, the "Funds").[2] The Funds may invest in equity securities ("Equity Funds") or fixed income securities ("Fixed Income Funds") traded in the U.S. or non-U.S. markets. The Equity Funds that invest in equity securities traded in the U.S. market ("Domestic Equity Funds"), Fixed Income Funds that invest in fixed income securities traded

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[1] Any such advisory entity will be registered as an investment adviser under the Advisers Act.

[2] All entities that currently intend to rely on the order are named as applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the application.

in the U.S. market ("Domestic Fixed Income Funds") and Funds that invest in equity and fixed income securities traded in the U.S. market ("Domestic Blend Funds") together are "Domestic Funds." Funds that invest in foreign and domestic equity securities are "Global Equity Funds." Funds that invest in foreign and domestic fixed income securities are "Global Fixed Income Funds." Funds that invest in equity securities and fixed income securities traded in the U.S. or non-U.S. markets are "Global Blend Funds" (and collectively with the Global Equity Funds and Global Fixed Income Funds, "Global Funds"). Funds that invest solely in foreign equity securities are "Foreign Equity Funds", Funds that invest solely in foreign fixed income securities are "Foreign Fixed Income Funds" and Funds that invest solely in foreign equity and foreign fixed income securities are "Foreign Blend Funds" (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, "Foreign Funds"). The Funds may also invest in "Depositary Receipts."[3] If a Fund invests in derivatives, then (a) the Fund's board of directors or trustees ("Board") will periodically review and approve the Fund's use of derivatives and how the Adviser assesses and manages risk with respect to the Fund's use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.   Each Fund will consist of a portfolio of securities (including equity and fixed income securities), currencies traded in the U.S. or in non-U.S. markets, derivatives, other assets and other investment positions ("Portfolio Instruments").

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[3] Depositary Receipts are typically issued by a financial institution (a "Depositary") and evidence ownership in a security or pool of securities that have been deposited by the Depositary. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants or any Sub-Adviser will serve as the Depositary for any Depositary Receipts held by a Fund.

4. Applicants also request that any exemption under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) apply to: (i) any Fund that is currently or subsequently part of the same "group of investment companies" as an Initial Fund within the meaning of section 12(d)(1)(G)(ii) of the Act; (ii) any principal underwriter for the Fund; (iii) any Brokers selling Shares of a Fund to an Investing Fund (defined below); and (iv) each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as the Fund within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into a FOF Participation Agreement (defined below) with the Fund (such management investment companies, "Investing Management Companies," such unit investment trusts, "Investing Trusts," and Investing Management Companies and Investing Trusts together are "Investing Funds"). Investing Funds do not include the Funds.[4]

5. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and that the trading price of a Share will range from $20 to $200. All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant," which is either (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC", and such process the "NSCC Process"), or (b) a participant in the Depository Trust Company ("DTC," such participant "DTC Participant" and such process the "DTC Process"), which, in either case, has executed an agreement with the Distributor with respect to the purchase and redemption of Creation Units

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[4] An Investing Fund may rely on the order only to invest in a Fund and not in any other registered investment company.

6.　　　Shares will be purchased and redeemed in Creation Units. The Initial Funds will generally sell Creation Units entirely for cash to the extent permissible under the procedures described below and will generally redeem Creation Units in-kind. In the case of in-kind purchases and redemptions of Creation Units, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[5] On any given Business Day[6] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions)[7], except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[8] or (c) TBA Transactions[9] and

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[5]　The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[6]　Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[7]　The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[8]　A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

other positions that cannot be transferred in kind[10] will be excluded from the Creation Basket.[11] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

7.   Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if a

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[9]   A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.

[10]   This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[11]   Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[12]

8.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Listing Market"), on which Shares are listed and traded, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. A Listing Market will disseminate every 15 seconds throughout the trading day an amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Amount.

9.   An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or sale of Creation Units.[13]

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[12]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[13] Cash purchases and redemptions of Shares may involve a higher Transaction Fee to cover the costs of purchasing and selling the applicable Deposit and Redemption Instruments.   In all cases, the Transaction Fee

All orders to purchase Creation Units must be placed with the Distributor by or through an Authorized Participant and the Distributor will transmit such orders to the Funds. The Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

10.   Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded at negotiated prices on a Listing Market. The principal secondary market for Shares will be the Listing Market on which the Shares are listed and traded (the "Primary Listing Exchange"). When the NYSE Arca, Inc. ("NYSE Arca") is the Primary Listing Exchange, it is expected that one or more NYSE Arca member firms will be designated by the Listing Market to act as a market maker (a "Market Maker").[14] The price of Shares trading on a Listing Market will be based on a current bid-offer in the secondary market. Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges.

11.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers, in providing a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

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will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

[14] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as Market Maker and maintain a market for Shares trading on that Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq stipulate that at least two Market Makers must be registered in Shares to maintain a listing. Registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.[15] Applicants believe that the structure and operation of the Funds will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to a Fund's NAV.

12.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As discussed above, redemptions of Creation Units will generally be made on an in-kind basis, subject to certain specified exceptions under which redemptions may be made in whole or in part on a cash basis, and will be subject to a Transaction Fee.[16]

13.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or mutual fund. Instead, each Fund will be marketed as an "actively managed exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on a Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to the Fund in Creation Units only.

14.   The Trust's website ("Website"), which will be publicly available prior to the public offering of Shares, will include each Fund's prospectus ("Prospectus") and/or Summary Prospectus, and Statement of Additional Information ("SAI"). The Website will

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[15] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

[16] *See* supra note 11.

contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV. On each Business Day, prior to the commencement of trading in Shares on a Listing Market, the Adviser shall post on the Website the identities and quantities of the Portfolio Instruments held by each Fund that will form the basis for the calculation of the NAV at the end of that Business Day.[17]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the

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[17] Under accounting procedures followed by each Fund, trades made on the prior Business Day ("**T**") will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Trust and each Fund to redeem Shares in Creation Units only. Applicants state that investors may purchase Shares in Creation Units from each Fund and that Creation Units will always be redeemable in accordance with the provisions of the Act. Applicants further state that because the market price of Shares will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a

redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage

activity will ensure that the difference between the market price of Shares and their NAV remains narrow.

<u>Section 22(e) of the Act</u>

7.   Section 22(e) generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Foreign and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Instruments in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Foreign and Global Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit.[18]

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the Prospectus and/or SAI will identify those instances in a

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[18] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

given year where, due to local holidays, more than seven calendar days, up to a maximum of fourteen calendar days, will be needed to deliver redemption proceeds and will list such holidays. Applicants are not seeking relief from section 22(e) for Foreign and Global Funds that do not effect redemptions of Creation Units in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Broker to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the Act.

11.   Applicants assert that the proposed transactions will not lead to any of the abuses that section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section

12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

12.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. To limit the control that an Investing Fund may have over a Fund, applicants propose a condition prohibiting the adviser of an Investing Management Company ("Investing Fund Adviser"), sponsor of an Investing Trust ("Sponsor"), any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any sub-adviser to an Investing Fund ("Investing Fund Sub-Adviser"), any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser ("Investing Fund's Sub-Advisory Group").

13.   Applicants propose a condition to ensure that no Investing Fund or Investing Fund Affiliate[19] (except to the extent it is acting in its capacity as an investment adviser to a

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[19] An "Investing Fund Affiliate" is any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities. "Fund Affiliate" is an investment adviser, promoter, or principal

Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants propose several conditions to address the potential for layering of fees. Applicants note that the Board of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[20]

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underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

[20] Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

15.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16.   To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Funds must enter into an agreement with the respective Funds ("FOF Participation Agreement"). The FOF Participation Agreement will include an acknowledgement from the Investing Fund that it may rely on the order only to invest in a Fund and not in any other investment company.

Section 17(a) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("Second Tier Affiliates"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control

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with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

18.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second Tier Affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of the Trust of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in the transactions that would accompany such sales and redemptions with, any Investing Fund of which the Fund is an affiliated person or Second-Tier Affiliate.[21]

19.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons or Second Tier Affiliates from acquiring or redeeming Creation Units through in-kind transactions. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be the same for all purchases and redemptions. Deposit Instruments and Redemptions Instruments will be

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[21] Applicants anticipate that most Investing Funds will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Relief from section 17(a) is not required when an Investing Fund that is an affiliate or Second Tier Affiliate of a Fund purchases or sells Shares in the secondary market as such transactions are not principal transactions with the Fund. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares in Creation Units. The requested relief is intended to cover transactions that would accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because the Adviser or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to that Investing Fund.

valued in the same manner as the Portfolio Instruments held by the relevant Fund. Applicants thus believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

20.   Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Creation Units directly from a Fund will be based on the NAV of the Fund. [22] The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase will be in compliance with its investment restrictions and consistent with the investment policies set forth in its registration statement. Applicants also state that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   Actively Managed Exchange-Traded Fund Relief

1.   As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Listing Market.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase

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[22] Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of the Shares may acquire Shares from a Fund and tender Shares for redemption to the Fund in Creation Units only.

3. The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV, the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4. On each Business Day, before commencement of trading in Shares on a Listing Market, each Fund will disclose on the Website the identities and quantities of the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the end of that Business Day.

5. No Adviser or any Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6. The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

B. Section 12(d)(1) Relief

1. The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group

or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The Board of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section l2(d)(1)(A)(i) of the Act, the board, including a majority of the disinterested board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to

another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.   The Investing Fund Adviser, trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7.   The Board, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the Shares of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of a Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the

securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth

from whom the securities were acquired, the identity of the underwriting syndicate's

members, the terms of the purchase, and the information or materials upon which the

determinations of the Board were made.

9.   Before investing in Shares in excess of the limits in section 12(d)(1)(A), each

Investing Fund and a Fund will execute a FOF Participation Agreement stating, without

limitation, that their boards of directors or trustees and their investment adviser(s), their

Sponsors or trustees, as applicable, understand the terms and conditions of the order, and

agree to fulfill their responsibilities under the order. At the time of its investment in Shares

in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the

investment. At such time, the Investing Fund will also transmit to the Fund a list of each

Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund

of any changes to the list of names as soon as reasonably practicable after a change occurs.

The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF

Participation Agreement, and the list with any updated information for the duration of the

investment and for a period of not less than six years thereafter, the first two years in an

easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the Board

of each Investing Management Company, including a majority of the disinterested directors

or trustees, will find that the advisory fees charged under such advisory contract are based on

services provided that will be in addition to, rather than duplicative of, the services provided

under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary